Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, GA 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	Rusty Pickering Tel: 404.817.6117 rusty.pickering@nelsonmullins.com

March 9, 2007

Via Federal Express
Mike Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC  20549

Re:       Banuestra Financial Corporation (fka El Banco Financial Corp.)
Registration Statement on Form SB-2, amendment number 4
Filed February 12, 2007
File Number 333-135900

Dear Mr. Clampitt:

On behalf of Banuestra Financial Corporation (“Banuestra”), this letter responds to the Staff’s comment letter dated February 21, 2007 regarding the registration statement of Banuestra referenced above.  To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Banuestra rather than this law firm.  The responses in this letter are based on representations made by Banuestra management to this law firm for the purpose of preparing this letter.

Price range

1.    Revise to include a price or price range in a pre-effective amendment.

Response:

We have revised the disclosure to include a price range and we have reflected information throughout the prospectus at the mid-point of our price range.

Underwriting Price Stabilization….page 78

2.    With regard to Rule 104A of Regulation M and, in particular, your fourth bullet regarding penalty bids, please advise the staff as to the authority to impose penalty bids in this offering.

Response:

We have revised our disclosure to remove the reference to penalty bids.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Exhibit 5.1

3.    Please note that you will need to file an opinion, rather than a form of opinion prior to effectiveness.  Please revise.

Response:

We will file the opinion by pre-effective amendment, allowing sufficient time for your review prior to our request for acceleration.

If you have any questions regarding Amendment No. 5, please call me at (404) 817-6117.

Sincerely,

/s/ Rusty Pickering

Rusty Pickering

cc:                                 David Lyon
Don Walker
Benjamin Phippen
Drew Edwards